UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): December 15, 2023

ELEVATE.MONEY REIT I, INC.

(Exact name of issuer as specified in its charter)

Maryland	85-1856425
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4600 Campus Drive, Suite 201, Newport Beach, CA	92660
(Full mailing address of principal executive offices)	(ZIP Code)

(949) 606-9897

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 7.	Departure of Certain Officers

Changes in Directors and Officers

Effective December 15, 2023, Renee Ludwig was appointed as Chief Executive Officer of Elevate.Money REIT I, Inc. (the “Company”), replacing Harold Hofer who had been serving as Chief Executive Officer on an interim basis. Mr. Hofer was previously appointed as Acting Interim Chief Executive Officer of the Company in September 2023 as the Board searched for a replacement of the Company’s former Chairman of the Board of Directors and Chief Executive Officer, David Perduk.

Ms. Ludwig, age 37, joined the Company’s advisor, Elevate.Money, Inc., in June 2022, and has nearly ten years of experience in real estate investment, with particular expertise in asset management. Prior to the Company’s advisor, Ms. Ludwig was at BrixInvest, LLC formerly known as Rich Uncles, LLC from February 2016 to July 2020, where she worked alongside Harold Hofer and served most recently as Vice President, Asset Management. She also co-founded and served as the Chief Operations Officer of L.J. Poe & Company, LLC, a private investment company focused on residential real estate opportunities. Ms. Ludwig received her Bachelor of Arts degree in History from California State University, Fullerton.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVATE.MONEY REIT I, INC.

By:	/s/ Renee Ludwig
Renee Ludwig
Chief Executive Officer

Date: December 18, 2023